SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                          (Amendment No. 1 - Final)

                        The Coast Distribution Systems
                               (Name of issuer)

                       Common Stock, without par value
                        (Title of class of securities)

                                  190345108
                                (CUSIP Number)

                               Martin S. Wagner
                              Assistant Secretary
                               Xerox Corporation
                              800 Long Ridge Road
                                 P.O. Box 1600
                       Stamford, Connecticut 06904-1600
                                (203) 968-3000
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                                 March 9, 1999
           (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                (Page 1 of 7)

CUSIP No. 190345108
______________________________________________________________________________

(1)  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
     ABOVE PERSONS
     Xerox Corporation    I.R.S. Identification Number 16-0468020
______________________________________________________________________________

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  / /     (b)  /X/
______________________________________________________________________________

(3)  SEC USE ONLY
______________________________________________________________________________

(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)                            OO
                                                              (see Item 3)
______________________________________________________________________________

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    / /
______________________________________________________________________________

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION                          New York
______________________________________________________________________________

                    (7)  SOLE VOTING POWER                         0
NUMBER OF SHARES    __________________________________________________________
BENEFICIALLY
OWNED BY EACH       (8)  SHARED VOTING POWER                       0
REPORTING           __________________________________________________________
PERSON WITH
                    (9)  SOLE DISPOSITIVE POWER                    0
                    __________________________________________________________

                    (10) SHARED DISPOSITIVE POWER                  0
______________________________________________________________________________

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0
______________________________________________________________________________

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)    / /
______________________________________________________________________________

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            0.0%
______________________________________________________________________________

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                   CO
______________________________________________________________________________








                                (Page 2 of 7)

     This Amendment No. 1 is the final amendment to the Schedule 13D dated August 15, 1996 (the "Schedule 13D") filed by Xerox Corporation ("Xerox") with respect to the Common Stock, without par value (the "Common Stock"), of The Coast Distribution System, a California corporation (the "Issuer"), with its principal executive offices located at 1982 Zanker Road, San Jose, California 95112, and is being filed to report that Xerox has ceased to be the beneficial owner of any of the Issuer's Common Stock.

     Item 5 of the Schedule 13D is hereby amended as follows.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     On March 9, 1999, Xerox sold all of the shares of the Issuer's Common Stock, and ceased to be the beneficial owner of any of the Issuer's Common Stock.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 1999                       XEROX CORPORATION

                                    By: /s/ Martin S. Wagner
                                        ---------------------
                                        Assistant Secretary







                                (Page 7 of 7)